Filed Pursuant to Rule 433

Registration No. 333-264569

March 24, 2025

PRICING TERM SHEET

RELX Capital Inc.

$750,000,000 4.750% Notes due 2030

$750,000,000 5.250% Notes due 2035

Fully and unconditionally guaranteed by

RELX PLC

Issuer:	RELX Capital Inc.

Guarantor:	RELX PLC

Title of Securities:	$750,000,000 4.750% Notes due 2030 (the “2030 Notes”) $750,000,000 5.250% Notes due 2035 (the “2035 Notes” and, together with the 2030 Notes, the “Notes”)

Aggregate Principal Amount Offered:	2030 Notes: $750,000,000 2035 Notes: $750,000,000

Maturity Date:	2030 Notes: March 27, 2030 2035 Notes: March 27, 2035

Coupon:	2030 Notes: 4.750% per annum 2035 Notes: 5.250% per annum

Interest Payment Dates:	Semi-annually on March 27 and September 27 of each year, beginning on September 27, 2025

Record Dates:	The 15th calendar day preceding each Interest Payment Date, whether or not such day is a Business Day

Day Count Fraction:	30/360

Price to Public (Issue Price):	2030 Notes: 99.600% of principal amount, plus accrued interest from the expected settlement date 2035 Notes: 99.777% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds to the Issuer:	2030 Notes: $744,375,000 (after underwriting discount and before other offering expenses) 2035 Notes: $744,952,500 (after underwriting discount and before other offering expenses)

Benchmark Treasury:	2030 Notes: UST 4.000% due February 28, 2030 2035 Notes: UST 4.625% due February 15, 2035

Benchmark Treasury Price/Yield:	2030 Notes: 99-19 / 4.091% 2035 Notes: 102-11+ / 4.329%

Spread to Benchmark Treasury:	2030 Notes: +75 basis points 2035 Notes: +95 basis points

Yield to Maturity:	2030 Notes: 4.841% 2035 Notes: 5.279%

Make-Whole Call:

2030 Notes: Make-whole call at the applicable Treasury Rate plus 15 basis points (before February 27, 2030 (the date that is one month prior to the maturity date of the 2030 Notes))

2035 Notes: Make-whole call at the applicable Treasury Rate plus 15 basis points (before December 27, 2034 (the date that is three months prior to the maturity date of the 2035 Notes))

Par Call:	At any time on or after February 27, 2030 (the date that is one month prior to the maturity date of the 2030 Notes) with respect to the 2030 Notes, or December 27, 2034 (the date that is three months prior to the maturity date of the 2035 Notes) with respect to the 2035 Notes, the Notes will be redeemable in whole or in part at 100% of the principal amount of the Notes being redeemed, plus accrued interest on the principal amount being redeemed to the redemption date.

Trade Date:	March 24, 2025

Expected Settlement Date (T+3)*:	March 27, 2025

ISIN:	2030 Notes: US74949LAF94 2035 Notes: US74949LAG77

CUSIP:	2030 Notes: 74949L AF9 2035 Notes: 74949L AG7

Listing / Trading:	Application will be made to the New York Stock Exchange for the Notes to be listed and traded thereon. There can be no assurance that any such application will be successful or that any such listing will be granted or maintained.

Denominations / Multiple:	$1,000 / $1,000

Delivery:	DTC

Ratings**:	Moody’s: A3; S&P: A-; Fitch: BBB+

Joint Book-Running Managers:	BofA Securities, Inc. Barclays Capital Inc. ING Financial Markets LLC Lloyds Securities Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC

Joint Bookrunners:	ABN AMRO Capital Markets (USA) LLC Bank of China Limited, London Branch SG Americas Securities, LLC SMBC Nikko Securities America Inc. UBS Securities LLC

*

It is expected that delivery of the Notes will be made against payment therefore on or about March 27, 2025, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. Certain restrictions relating to the offering that are set forth in the prospectus apply to this document.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at +1-800-294-1322, Barclays Capital Inc. at +1-888-603-5847, ING Financial Markets LLC at +1-877-446-4930, Lloyds Securities Inc. at +1-212-930-5039, RBC Capital Markets, LLC at +1-866-375-6829 or Wells Fargo Securities, LLC at +1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.